Exhibit 99.2

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) for Compton Petroleum Corporation (“Compton” or the “Corporation”) should be read with the unaudited interim consolidated financial statements for the period ended September 30, 2009, as well as the audited consolidated financial statements and MD&A for the year ended December 31, 2008.  Readers should also read the “Forward-Looking Statements” legal advisory contained at the end of this document.  Non-GAAP Financial Measures and disclosure regarding use of BOE Equivalents is contained in the “Advisories” section located at the end of this document.

The interim consolidated financial statements and comparative information have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  This document is dated as at November 5, 2009.

I.	Compton’s Business

Compton Petroleum Corporation is a public Corporation actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada.  The Corporation’s strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets.

The Corporation’s operations are located in the deep basin fairway of the Western Canada Sedimentary Basin in the province of Alberta.  In this large geographical region, Compton pursues three deep basin natural gas plays:  the Basal Quartz sands at High River in southern Alberta, the Gething/Rock Creek sands at Niton and Caroline in central Alberta, and the shallower Plains Belly River sands in southern Alberta.  In addition, the Corporation has an exploratory play at Callum/Cowley in the Foothills area of southern Alberta.  Natural gas represents approximately 86% of reserves and production.

II.           Financial Strategy in the Current Economic Environment

Although economic conditions have improved slightly from the start of 2009, the current economic environment and the start of the recovery stage of the commodity price cycle cause challenges and uncertainty.  In this environment, Compton has adopted a defensive approach to operations and is highly focused on its key business objectives of optimizing capital investments, decreasing operating and administrative expenses, reducing cash flow volatility and lowering the amount of its debt.  These focused measures have resulted in:

•	a $6.5 million reduction in the current year’s total administrative expenses from that of 2008;

•	the completion of an equity offering in October 2009 with gross proceeds of $172.5 million;

•
the completion of a 2.5 percent overriding royalty sale in October 2009 with proceeds of $47.5 million.  This sale included the grant of an option to the purchaser to acquire an additional 2.5 percent overriding royalty at a purchase price of $47.5 million until December 2009;

•	the sale of non-core assets and the Corporation’s interests in overriding royalties in July 2009 for gross proceeds of $8.0 million and $7.0 million, respectively; and

•	the implementation of a disciplined approach to the hedging of natural gas revenue, which has resulted in risk management gains of $17.4 million in 2009.

As a result, Compton has strengthened its balance sheet as of the date of this report by reducing its bank debt to $111.5 million.  This represents a $178.5 million reduction from the amount of bank debt outstanding at December 31, 2008.  The Corporation has unused committed borrowing capacity under the bank facility  of $234.0 million.  The Corporation will continue to de-lever its balance sheet, on a selective basis, entering into transactions that provide opportunities to improve the Corporation’s capital structure and reduce overall financial risk.

Management’s Discussion and Analysis	- 1 -	Compton Petroleum – Q3 2009

Results of Operations

SUMMARY

	three months ended September 30,			nine months ended September 30,
($000’s, except per share amounts)	2009	2008	Change	2009	2008	Change

Cash flow (1)(2)	$7,312	$91,942	(92%)	$38,926	$226,286	(83%)
Per share: basic	$0.06	$0.71	(92%)	$0.31	$1.74	(82%)
diluted	$0.06	$0.70	(91%)	$0.31	$1.70	(82%)
Operating earnings (loss)(1)(2)	$(19,081)	$35,728	(153%)	$(37,613)	$78,549	(148%)

Net earnings ($000’s)	$12,990	$59,882	(78%)	$15,470	$52,940	(71%)
Per share: basic	$0.10	$0.46	(78%)	$0.12	$0.41	(71%)
diluted	$0.10	$0.46	(78%)	$0.12	$0.40	(71%)

Revenue, net of royalties	$40,291	$126,285	(68%)	$149,752	$402,658	(63%)

Field netback (per boe)(1)(2)	$18.61	$36.27	(49%)	$19.21	$35.60	(46%)

(1)	Cash flow, operating earnings (loss) and field netback are non-GAAP measures that are defined in this document
(2)	Prior periods have been revised to conform to current period presentation

The Corporation will continue with its defensive strategy of living within its cash flow and investing in projects that meet internal rate of return hurdles, until a clear signal of a sustained recovery of natural gas prices is evident.  Further discussion of Compton’s financial results can be found in this document.

CASH FLOW

The following schedule sets out the reconciliation of cash flow from operations to cash flow.  Cash flow is considered a non-GAAP measure; it is commonly used in the oil and gas industry and by Compton to assist Management and investors in measuring the Corporation’s ability to finance capital programs and repay its debt.  Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Corporation’s performance or liquidity.

	three months ended September 30,		nine months ended September 30,
($000’s)	2009	2008	2009	2008
Cash flow from operating activities	$13,721	$125,770	$24,643	$250,506
Change in non-cash working capital	(6,409)	(33,828)	14,283	(24,220)
Cash flow	$7,312	$91,942	$38,926	$226,286

Cash flow for the three months ended September 30, 2009 decreased $84.7 million or 92 percent compared to the same period in 2008 as a result of:

•	average total natural gas prices, excluding financial hedges, decreased 64 percent to $3.14 per mcf in 2009 compared to $8.75 per mcf in 2008;

•	average total liquids prices, excluding financial hedges, decreased 55 percent to $55.42 per bbl compared to $124.05 per bbl in 2008;

•	natural gas production volumes decreased by 24 percent to 99,308 mcf/d from 130,097 mcf/d in 2008;

Management’s Discussion and Analysis	- 2 -	Compton Petroleum – Q3 2009

•	liquids production volumes decreased by 26 percent to 3,208 bbls/d from 4,323 bbls/d in 2008; and

•	interest expense in 2009 increased by 8 percent to $16.2 million compared to $15.0 million in 2008;

partially offset by:

•	realized financial natural gas and crude oil hedging gains were higher by 230% at $12.9 million in 2009 compared to a loss of $9.9 million in 2008; and

•	decreases in operating, transportation, restructuring, and administrative expenses in 2009 compared to 2008; see discussion in the MD&A.

Cash flow for the year-to-date 2009 decreased $187.4 million or 83 percent compared to 2008 as a result of:

•	realized natural gas prices, excluding financial hedges, decreased by 52 percent to $4.09 per mcf compared to $8.50 per mcf in 2008;

•	realized liquids prices, excluding financial hedges, decreased by 56 percent to $47.60 per bbl compared to $109.22 per bbl in 2008;

•	a 28 percent reduction in natural gas production volumes to 108,138 mcf/d from 149,652 mcf/d in 2008; and

•	liquids production volumes fell by 31 percent to 3,428 bbls/d from 4,989 bbls/d in 2008;

partially offset by:

•	realized financial natural gas and crude oil hedging gains of $26.3 million compared to a loss of $19.0 million in 2008; and

•	decreases in operating, transportation, restructuring, interest, other gains and losses and administrative expenses compared to 2008.

NET EARNINGS

Net earnings for the three months ended September 30, 2009 of $13.0 million were $46.9 million lower compared to 2008, largely due to the items detailed that affect cash flow.  Additional items affecting net earnings were:

•	realized hedging gains were partially offset by the reversal of unrealized mark-to-market hedging gains recognized in prior periods;

partially offset by:

•	stock based compensation costs, which decreased $1.6 million compared to 2008 due to the change in Compton’s share price; and

•	non-cash unrealized foreign exchange gains of $43.1 million compared to losses of $21.6 million in 2008.

Net earnings for the nine months ended September 30, 2009 of $15.5 million were $37.5 million lower compared to 2008.  Items affecting cash flow detailed previously also affect net earnings.  Additional items affecting net earnings were:

•	realized hedging gains were partially offset by the reversal of unrealized mark-to-market hedging gains recognized in prior periods;

•	stock based compensation costs, which decreased $6.5 million compared to 2008 due to the change in Compton’s share price;

•	non-cash unrealized foreign exchange gains of $70.9 million compared to losses of $33.6 million; and

•	future income tax recovery of $21.4 million recognized in the first quarter of 2009; (see “Income Taxes”).

Management’s Discussion and Analysis	- 3 -	Compton Petroleum – Q3 2009

OPERATING EARNINGS (LOSS)

Operating earnings (loss) is an after tax non-GAAP measure used by the Corporation to facilitate comparability of earnings between periods.  Operating earnings is derived by adjusting net earnings for certain items that are largely non-operational in nature, or one-time non-recurring items, including: after-tax effect of unrealized market-to-market hedging gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued and the after-tax effect of strategic review and restructuring costs and the effect of changes in statutory income tax rates.  Operating earnings should not be considered more meaningful than or an alterative to net earnings as determined in accordance with Canadian GAAP.  The following provides the calculation of operating earnings (loss).

	three months ended September 30,		nine months ended September 30,
($000’s, except per share amounts)	2009	2008	2009	2008

Net earnings (loss), as reported	$12,990	$59,882	$15,470	$52,940
Non-operational items, after tax
Unrealized foreign exchange and other (gains) losses(1)	(36,908)	10,922	(61,222)	22,623
Unrealized market-to market hedging (gains) losses(2)	4,577	(36,958)	6,347	(3,290)
Strategic review and restructuring	260	1,882	1,792	6,276
Operating earnings(3)	$(19,081)	$35,728	$(37,613)	$78,549
Per share - basic	$(0.15)	$0.27	$(0.30)	$0.61
- diluted	$(0.15)	$0.27	$(0.30)	$0.59

(1)	Includes foreign exchange (gain) loss on the translation of U.S.$ debt and marketable securities valuation (gain) loss
(2)
Unrealized mark-to-market hedging gains (losses), after-tax are offset by realized gains (losses), after-tax in net earnings.  The realized gains (losses), after-tax are those realized on the final resulting settlement of hedge positions

(3)	Prior periods have been revised to conform to current period presentation

CAPITAL EXPENDITURES

	three months ended September 30,			nine months ended September 30,
($000’s)	2009	2008	Change	2009	2008	Change

Land and seismic	$1,334	$3,592	(63%)	$5,375	$16,089	(66%)
Drilling and completions	4,169	82,917	(95%)	17,312	186,007	(91%)
Production facilities and equipment	2,267	19,475	(88%)	8,866	68,234	(87%)
Corporate and other	525	28	(1,775%)	9,776	156	6,167%
Sub-total	$8,295	$106,012	(92%)	$41,329	$270,486	(85%)
Property acquisitions (divestitures), net	(15,023)	(203,862)	(93%)	(15,887)	(192,671)	(92%)
Total capital expenditures	$(6,728)	$(97,850)	(93%)	$25,442	$77,815	(67%)

The decline in commodity prices has adversely impacted internally generated cash flow to invest in drilling activities.  Most field development has been deferred until commodity prices improve.  As a result, capital spending, before acquisitions, divestments and corporate expenses, decreased by 92% in 2009 compared to 2008.  Compton commenced drilling three wells in the third quarter of 2009 as compared to 101 wells drilled during the third quarter of 2008.  Corporate and other expenses increased significantly due to one-time charges for design, construction and equipment related to the relocation of the corporate office.  The reduction in corporate and other capital expenditures in the current quarter pertains to the write-off of the leasehold improvement to Compton’s former office space.

Management’s Discussion and Analysis	- 4 -	Compton Petroleum – Q3 2009

Until such time as natural gas prices improve and/or reductions in goods and service costs allow Compton to achieve internal rate of return objectives, Compton’s field activities will focus on optimizing production from existing wells.

In establishing Compton’s 2009 capital expenditure level, Management’s objective is to limit spending to within cash flow, which is consistent with the Corporation’s defensive operating strategy.  The majority of the year’s expenditures were expected in the first half of the year.  As capital plans are assessed for the balance of the year, Management will consider additional activities as funds become available.

FREE CASH FLOW

Free cash flow is a non-GAAP measure that Compton defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing activities, and/or other financing activities.

Compton’s third quarter 2009 free cash flow of $12.5 million and nine months year-to-date Free cash flow of $77.2 million were significantly lower compared to the same periods in 2008.  The reasons for the change in cash flow and capital investment are discussed separately under the cash flow and Capital Expenditures sections in this document.

	three months ended September 30,		nine months ended September 30,
($000’s, except per share amounts)	2009	2008	2009	2008

Cash flow	$7,312	$91,942	$38,926	$226,286
Less: capital investment	5,269	106,012	38,304	270,486
Free cash flow	$2,043	$(14,070)	$622	$(44,200)

PRODUCTION VOLUMES AND REVENUE

	three months ended September 30,			nine months ended September 30,
	2009	2008	Change	2009	2008	Change

Average production
Natural gas (mmcf/d)	99	130	(24%)	108	150	(28%)
Liquids (bbls/d)	3,208	4,323	(26%)	3,428	4,989	(31%)
Total (boe/d)	19,760	26,006	(24%)	21,452	29,931	(28%)

Benchmark prices
AECO ($/GJ)
Monthly index	$2.87	$9.22	(69%)	$3.89	$8.54	(54%)
Daily index	$2.78	$7.73	(64%)	$3.57	$8.59	(58%)
WTI (U.S.$/bbl)	$68.30	$117.98	(42%)	$57.00	$113.27	(50%)
Edmonton sweet light ($/bbl)	$71.50	$121.79	(41%)	$62.30	$115.09	(46%)

Realized prices(1)
Natural gas ($/mcf)	$3.14	$8.75	(64%)	$4.09	$8.50	(52%)
Liquids ($/bbl)	$55.42	$124.05	(55%)	$47.60	$109.22	(56%)
Total ($/boe)	$24.78	$64.41	(62%)	$28.22	$60.68	(54%)

Revenue ($000’s)(1)
Natural gas	$28,687	$104,763	(73%)	$120,691	$348,356	(65%)
Liquids	18,571	53,216	(65%)	49,590	157,170	(68%)
Total	$47,258	$157,979	(70%)	$170,281	$505,526	(66%)

(1)	Prior periods have been revised to conform to current period presentation

Management’s Discussion and Analysis	- 5 -	Compton Petroleum – Q3 2009

Third quarter production volumes were lower by 24% compared to the corresponding period in 2008 primarily due to natural declines, the impact of turnarounds and the sale of 4,100 boe/d of production in the third quarter of 2008.  There were limited new production additions during 2009 as a result of Management’s capital restructuring and financial planning initiatives.  Revenue decreased by 70% for the third quarter of 2009 compared to the third quarter of 2008 due to lower realized natural gas and liquids prices and reduced sales volumes.

Realized prices and revenues are before any hedging gains or losses.  The impact of hedging increased realized natural gas prices by $1.12 per mcf and $0.71 per mcf for the third quarter and year-to-date 2009.

FIELD NETBACK AND FUNDS FLOW NETBACK

Field netback and funds nlow netback are non-GAAP measures used by the Corporation to analyze operating performance.  Field netback equals the total petroleum and natural gas sales, including realized gains and losses on commodity hedge contracts, less royalties and operating and transportation expenses, calculated on a $/boe basis.  Funds flow netback equals field netback less administrative and interest costs.  Field netback and funds flow netback should not be considered more meaningful than or an alterative to net earnings (loss) as determined in accordance with Canadian GAAP.  The following provides the calculation of field netback and funds flow netback.

	three months ended September 30,			nine months ended September 30,
	2009	2008	Change	2009	2008	Change

Realized price(1)	$24.78	$64.41	(62%)	$28.22	$60.68	(54%)
Processing revenue	1.22	1.62	(25%)	0.86	0.96	(10%)
Realized commodity hedge gain (loss)	7.07	(4.15)	(270%)	4.49	(2.32)	(294%)
Royalties	(3.83)	(13.25)	(71%)	(3.51)	(12.54)	(72%)
Operating expenses	(9.81)	(11.47)	(14%)	(10.10)	(10.33)	(2%)
Transportation	(0.82)	(0.89)	(8%)	(0.75)	(0.85)	(12%)
Field netback	$18.61	$36.27	(49%)	$19.21	$35.60	(46%)

Administrative	(3.74)	(3.45)	8%	(3.62)	(2.99)	21%
Interest	(8.89)	(6.27)	42%	(7.65)	(5.66)	35%
Funds flow netback	$5.98	$26.55	(77%)	$7.94	$26.95	(70%)

(1)	Prior periods have been revised to conform to current period presentation

Field netback decreased by 49% for the third quarter of 2009 and 46% year-to-date in relation to the same periods in 2008.  The significant reductions were as a result of low realized commodity prices and the impact of realized hedging gains, partially offset by lower royalty rates, during 2009.

OPERATING EXPENSES

	three months ended September 30,			nine months ended September 30,
	2009	2008	Change	2009	2008	Change

Operating expenses ($000’s)	$17,839	$27,447	(35%)	$59,141	$84,735	(30%)
Operating expenses ($/boe)	$9.81	$11.47	(14%)	$10.10	$10.33	(2%)

Operating expenses for the third quarter of 2009 decreased by 35% from the third quarter of 2008 as a result of reduced production levels and one-time adjustments relating to operating expense recoveries.  This also resulted in a reduction in operating expenses per boe in the quarter.

Management’s Discussion and Analysis	- 6 -	Compton Petroleum – Q3 2009

ROYALTIES

	three months ended September 30,			nine months ended September 30,
($000’s)	2009	2008	Change	2009	2008	Change

Crown royalties(1)	$2,715	$22,444	(88%)	$6,889	$75,859	(91%)
Other royalties	4,252	9,250	(54%)	13,640	27,009	(49%)
Net royalties	$6,967	$31,694	(68%)	$20,529	$102,868	(80%)

Percentage of revenues	14.7%	20.1%	(27%)	12.1%	20.3%	(40%)

(1)	Crown royalties are presented net of any gas cost allowance

The Alberta royalty structure is based upon commodity prices and well productivity, with higher prices and well productivity attracting higher royalty rates.  On January 1, 2009, new royalty rates from the Alberta government’s New Royalty Framework (“NRF”) came into effect.  The NRF established new royalty rates for conventional oil, natural gas and bitumen that are linked to commodity prices, well production volumes, well depth relating to gas wells and oil quality relating to oil wells.  Subsequently, the government has made certain concessions due to the uncertain economic environment and, in June 2009, announced that the NFR, originally set to expire in March 2010, will be extended by one year to March 2011.

The one-year extension affects the following two previously announced programs:

•	the drilling royalty credit for new exploration wells: provides a $200-per-metre-drilled royalty credit to companies on a sliding scale based on production levels from 2008; and

•	the new well incentive program: offers a maximum 5% royalty rate for the first year of production from new oil or gas wells.

Overall royalty rates during the third quarter of 2009 decreased by 27% compared to 2008 largely as a result of an adjustment to annual royalty credits from capital cost recoveries and gas cost allowance adjustments.  Lower royalty rates due to the implementation of the Alberta government’s NRF also contributed to the reduction.

TRANSPORTATION

	three months ended September 30,			nine months ended September 30,
	2009	2008	Change	2009	2008	Change

Transportation costs ($000’s)	$1,499	$2,133	(30%)	$4,373	$6,960	(37%)
Transportation costs ($/boe)	$0.82	$0.89	(8%)	$0.75	$0.85	(12%)

Transportation expenses for the third quarter of 2009 fell by 30% over the third quarter of 2008 as a result of reduced trucking requirements associated with lower oil and sulphur volumes.  On a year-to-date basis, a reduction in overall production volumes for 2009 also contributed to a 37% decline in transportation expenses from the same period in 2008.

Management’s Discussion and Analysis	- 7 -	Compton Petroleum – Q3 2009

ADMINISTRATIVE EXPENSES

	three months ended September 30,			nine months ended September 30,
($000’s, except where noted)	2009	2008	Change	2009	2008	Change

Total administrative expenses	$9,657	$12,631	(24%)	$31,015	$37,529	(17%)
Capitalized administrative expenses	(625)	(1,949)	(68%)	(2,344)	(6,519)	(64%)
Operator recoveries	(2,242)	(2,421)	(7%)	(7,500)	(6,511)	15%
Administrative expenses	$6,790	$8,261	(18%)	$21,171	$24,499	(14%)
Administrative expenses ($/boe)	$3.74	$3.45	8%	$3.62	$2.99	21%

Net administrative expenses decreased by 14% for the first nine months of 2009 compared to 2008 as a result of the Corporation’s restructuring activities and an increase in the amount of recoveries.  Net administrative expenses decreased by 18% in the third quarter of 2009 compared to 2008 primarily due to restructuring activities.  The increased recoveries were in part due to a review initiative to ensure all recoveries were billed to our partners, as well as the reduced level of capital expenditures by the Corporation.  On a per boe basis, administrative costs increased 8% for the third quarter, and 21% for the nine month period to date in 2009, due to the impact of reduced production volumes.

STRATEGIC REVIEW AND RESTRUCTURING COSTS

	three months ended September 30,		nine months ended September 30,
($000’s, except where noted)	2009	2008	2009	2008

Strategic review costs	$-	$2,669	$406	$8,903
Restructuring costs	366	-	2,118	-
Total costs	$366	$2,669	$2,524	$8,903
Total costs ($/boe)	$0.20	$1.12	$0.43	$1.09

The strategic review process undertaken in 2008 was suspended late in that year; however certain trailing costs were expensed in 2009.  In 2009, Compton initiated a restructuring process, the costs of which comprised severance, professional service and one-time costs in realigning the operations of the Corporation.

INTEREST AND FINANCE CHARGES

	three months ended September 30,			nine months ended September 30,
($000’s, except where noted)	2009	2008	Change	2009	2008	Change

Interest on bank debt, net	$4,979	$4,992	-	$9,245	$17,415	(47%)
Interest on Senior notes	9,867	9,334	6%	31,525	27,355	15%
Interest expense	$14,846	$14,326	4%	$40,770	$44,770	(9%)
Finance charges	1,324	676	96%	4,041	1,679	141%
Total interest and finance charges	$16,170	$15,002	8%	$44,811	$46,449	(4%)
Total interest and finance charges ($/boe)	$8.89	$6.27	42%	$7.65	$5.66	35%

Total year-to-date interest and finance charges for 2009 decreased by 4% compared to the prior year.  The reduction was comprised of reduced borrowings on the revolving credit facility and an overall reduction in interest rates on bank debt, partially offset by interest related to the senior term notes.  Interest charges on the senior term notes are payable in U.S. dollars.  The Canadian to U.S. dollar exchange over the first nine months of 2009 compared to 2008 resulted in a 15% increase in interest on these notes.  On a per boe basis, interest and finance changes increased due to reduced production volumes.

Management’s Discussion and Analysis	- 8 -	Compton Petroleum – Q3 2009

Effective interest rates on a weighted average debt basis are presented below.

	three months ended September 30,		nine months ended September 30,
($000’s, except where noted)	2009	2008	2009	2008

Bank debt	$334,674	$388,874	$317,985	$427,231
Effective interest rate	5.89%	5.14%	3.88%	5.43%

Senior notes (U.S.$)	$450,000	$450,000	$450,000	$450,000
Effective interest rate	8.15%	8.15%	8.15%	8.15%

Interest on the senior unsecured notes is payable in U.S. dollars at a fixed annual coupon rate of 7.625%.  This equates to interest costs of U.S.$34.3 million per year relating to the notes.

RISK MANAGEMENT
	three months ended September 30,		nine months ended September 30,
($000’s)	2009	2008	2009	2008

Commodity contracts
Realized (gain) loss	$(12,856)	$9,939	$(26,312)	$19,032
Unrealized (gain) loss	6,406	(71,619)	8,901	(8,614)
Foreign currency contracts
Realized (gain) loss	-	(31,080)	-	(27,360)
Unrealized (gain) loss	39	19,197	39	3,947
Total risk management (gain) loss	$(6,411)	$(73,563)	$(17,372)	$(12,995)

Realized (gain) loss	$(12,856)	$(21,141)	$(26,312)	$(8,328)
Unrealized (gain) loss	6,445	(52,422)	8,940	(4,667)
Total risk management (gain) loss	$(6,411)	$(73,563)	$(17,372)	$(12,995)

The Corporation’s financial results are impacted by external market risks associated with fluctuations in commodity prices, interest rates, and the Canadian/U.S. dollar exchange rate.  Compton utilizes various financial instruments for non-trading purposes to manage and mitigate exposure to these risks.  Financial instruments are not designated for hedge accounting and accordingly are recorded at fair value on the consolidated balance sheets, with subsequent changes recognized in consolidated net earnings (loss) and comprehensive income.

Financial instruments utilized to manage risk are subject to periodic settlements throughout the term of the instruments.  Such settlements may result in a gain or loss, which is recognized as a realized risk management gain or loss at the time of settlement.

The mark-to-market values of financial instruments outstanding at the end of a reporting period reflect the values of the instruments based upon market conditions existing as of that date.  Any change in the fair values of the instruments from that determined at the end of the previous reporting period is recognized as an unrealized risk management gain or loss.  Unrealized risk management gains or losses may or may not be realized in subsequent periods depending upon subsequent moves in commodity prices, interest rates or exchange rates affecting the financial instruments.

Management’s Discussion and Analysis	- 9 -	Compton Petroleum – Q3 2009

During the quarter, additional commodity hedges were put in place so that the Corporation has natural gas hedged for approximately 69,250 giga joules (“GJ”) per day at an equivalent AECO floor price of $4.50 per GJ and a ceiling price of approximately $7.18 per GJ.  These hedges will be in effect for the remainder of 2009, 2010 and into 2011 as follows:

Commodity	Term	Volume	Average Price	Index

Natural gas
Collars	April 2009 - Oct. 2009	15,000 GJ/d	$6.25 - $7.18/GJ	AECO
Collars	July 2009 - June 2010	14,000 GJ/d	$4.50 - $5.80/GJ	AECO
Collars	July 2009 - June 2011	30,250 GJ/d	$4.52 - $7.01/GJ	AECO
Collars	July 2009 - Oct. 2011	10,000 GJ/d	$4.50 - $7.00/GJ	AECO

DEPLETION AND DEPRECIATION

	three months ended September 30,			nine months ended September 30,
	2009	2008	Change	2009	2008	Change

Total depletion and depreciation ($000’s)	$34,063	$34,006	-	$103,410	$115,354	(10%)
Depletion and depreciation ($/boe)	$18.74	$14.21	32%	$17.66	$14.07	26%

Total depletion and depreciation expense remained relatively unchanged during the third quarter of 2009 as compared to the third quarter of 2008.  On a quarter and year-to-date boe basis, depletion and deprecation expense per boe increased primarily due to lower production volumes, and the increase in finding, development and acquisition costs that have been incurred over recent years.

FOREIGN EXCHANGE AND OTHER GAINS AND LOSSES

	three months ended September 30,		nine months ended September 30,
($000’s)	2009	2008	2009	2008

Foreign exchange (gain) loss on translation of U.S.$ debt	$(40,635)	$19,174	$(68,580)	$32,899
Other foreign exchange (gain) loss	(425)	(2,269)	(504)	(2,233)
Marketable securities valuation (gain) loss	(2,089)	4,659	(1,836)	2,975
Total foreign exchange and other (gains) losses	$(43,149)	$21,564	$(70,920)	$33,641

The foreign exchange gain recognized in the consolidated statements of earnings resulted primarily from the translation of the U.S. dollar denominated senior term notes into Canadian dollars.  The senior term notes are translated and recorded in the financial statements at the period end exchange rate, with any differences from prior periods being recognized as an unrealized foreign exchange gain or loss.

INCOME TAXES

Income taxes are recorded using the liability method of accounting.  Future income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability.  The classification of future income taxes between current and non-current is based upon the classification of the liabilities and assets to which the future income tax amounts relate.  The classification of a future income tax amount as current does not imply a cash settlement of the amount within the following twelve month period.

Management’s Discussion and Analysis	- 10 -	Compton Petroleum – Q3 2009

A future income tax recovery of $21.4 million was recognized in the first nine months of 2009.  This was as a result of reductions in the effective federal corporate tax rates affecting the future income tax liability recorded in prior years.

III.           Liquidity and Capital Resources

CAPITAL STRUCTURE

Compton manages its capital structure, as outlined below, to support current and future business plans.  The structure may be adjusted through modifying capital programs, altering debt levels, disposing of assets and issuing equity, as circumstances dictate.

Adjusted EBITDA is a non-GAAP measure defined as net earnings, before interest and finance charges, income taxes, depletion and depreciation, accretion of asset retirement obligations, and foreign exchange and other gains and losses.  Capitalization is a non-GAAP measure defined as long-term debt including current portion, MPP term financing and shareholders' equity.  Debt to capitalization and debt to adjusted EBITDA are two ratios Management uses to steward the Corporation’s overall debt position as measures of Compton’s overall financial strength.

($000’s, except where noted)	As at September 30, 2009		As at December 31, 2008		Change

Working capital (surplus) deficit(1)	$(629)		$44,020		(101%)
Bank debt(4)	320,350		290,000		10%
Senior term notes	482,490		551,070		(12%)
MPP term financing	52,482		-		100%
Debt	854,693		885,090		(3%)
Shareholders’ equity	851,943		834,690		2%
Capitalization	$1,706,636		$1,719,780		(1%)

Debt to adjusted EBITDA(2)(3)	8.2	x	2.9	x	180%
Debt to total capitalization(2)	50%		51%		(1%)

(1)	Adjusted working capital excludes risk management items and related future income taxes
(2)	Excludes risk management items net of related future income taxes
(3)	Based on trailing 12 month adjusted EBITDA
(4)	$111.5 million as of the date of this MD&A

Of total indebtedness, 56% is comprised of senior term notes that mature on December 1, 2013 and 6% relates to the MPP term financing which matures on April 30, 2014.

WORKING CAPITAL

Excluding the impact of current hedging assets and liabilities, Compton had a working capital surplus of $0.6 million at September 30, 2009, as compared to a deficit of $44.0 million as at December 31, 2008.  The reduced deficit is due to a decrease in accounts payable resulting from the decrease in field activities and reduced capital expenditures.  As is typical in the oil and gas industry, there is not a direct correlation between amounts receivable from the sale of production and trade payables, which results from operating activities that vary seasonally and also with activity levels.  This will result in fluctuations in working capital and often result in a working capital deficit.  Management anticipates that the Corporation will continue to meet the payment terms of suppliers.

BANK DEBT

After the effect of the overriding royalty sale in October 2009, Compton’s bank debt consists of a revolving credit facility with an authorized limit of $345.5 million, syndicated with four banks, which exceeds the Corporation’s expected requirements for 2009.  The credit facility was renewed on July 2, 2009 for a period of 364 days.  The authorized limit was $383.0 million at September 30, 2009, which was reduced in conjunction with the sale of an overriding royalty in October 2009.  Should the option to purchase an additional overriding royalty in December 2009 be exercised, the authorized limit would be reduced by up to a further $37.5 million.

Management’s Discussion and Analysis	- 11 -	Compton Petroleum – Q3 2009

The credit facility is subject to semi-annual review with the next review due to be completed by December 31, 2009.  The facility is a borrowing base facility that is determined based on, among other things, the Corporation’s current reserve report, results of operations, current and forecasted commodity prices and the current economic environment.

The credit facility provides that advances may be made by way of prime loans, bankers’ acceptances; U.S. base rate loans, LIBOR loans and letters of credits.  Advances will bear interest at the applicable lending rate plus a margin based on the Corporation’s debt to trailing cash flow ratio.  The credit facility is secured by a fixed and floating charge debenture on the assets of the Corporation.

The amount that may be drawn on the credit facility is limited, in certain circumstances, by a provision contained in the note indenture governing the senior term notes (the adjusted consolidated net tangible assets (“ACNTA”) test, detailed in “senior term notes and risks - liquidity risk”).  At September 30, 2009, the ACNTA test capped the borrowings under the credit facilities to $383.0 million.

SENIOR TERM NOTES

Senior term notes due in 2013 are payable in U.S. dollars and are translated into Canadian dollars at the period end prevailing exchange rate.  Any change from the prior period is recognized as an unrealized exchange gain or loss and decreases or increases the carrying value of the notes.  At September 30, 2009, the carrying value of the notes decreased by $68.6 million from December 31, 2008 as a result of the unrealized gain on translation at September 30, 2009.

The indenture governing the senior term notes limits the extent to which Compton can incur incremental debt and requires the Corporation to meet a fixed charge coverage ratio test (“Ratio”) and ACNTA test if the Ratio test is not met.  At each quarter end, the fixed charge coverage ratio must exceed a trailing four quarters 2.5 to 1 threshold and if the Ratio is less than 2.5 to 1 the value calculated under the ACNTA test must exceed borrowings under the credit facilities.  The Ratio restricts the Corporation’s ability to incur incremental debt, and the value determined under the ACNTA test restricts the borrowings under the credit facilities to the ACNTA calculated value.

At September 30, 2009, the calculation of the Ratio resulted in an amount of 2.18 to 1, falling below the minimum requirement and thereby restricting the amount of incremental borrowings the Corporation may incur.  The Corporation may incur up to $383.0 million under the credit facility and certain other permitted debt until the time when the ratio exceeds 2.5 to 1.  Management does not anticipate these restrictions to have any limiting or adverse affect on the operations of the Corporation (see “risks - liquidity risk”).

MPP TERM FINANCING

On April 30, 2009, Compton completed the renegotiation of the MPP processing and other related agreements for a further term of five years, expiring on April 30, 2014.  In connection with the renewal, the Corporation has reclassified a portion of the non-controlling interest associated with MPP as MPP term financing.  MPP term financing in the aggregate amount of $52.5 million is included as a liability in the consolidated financial statements.  The fixed base fee payments under the MPP term financing includes a principal and interest component.  The effective rate of interest is 10.16% per annum.  The principal amount of the MPP term financing is equal to the option purchase price of the MPP partnership units at the end of the five-year term.

DEBT REPAYMENT AND LEASE OBLIGATIONS

As part of normal business, Compton has entered into arrangements and incurred obligations that will impact future operations and liquidity, some of which are reflected as liabilities in the interim consolidated financial statements.  The following table summarizes all contractual obligations as at September 30, 2009.

	Payments Due by Period
($000’s)	2009	2010	2011	Thereafter	Total

Bank debt(1)	$-	$320,350	$-	$-	$320,350
Senior term notes(1)	-	-	-	482,490	482,490
Operating leases	15,603	7,426	2,391	1,009	26,429
Office leases	2,293	8,878	8,060	60,494	79,725
MPP term financing(2)	2,398	9,592	9,592	22,382	43,964
Total	$20,294	$346,246	$20,043	$566,375	$952,958

(1)	Principal amount excluding interest payments as at September 30, 2009; $111.5 million as of the date of this MD&A.
(2)	Represents the fixed base fee paid by Mazeppa Processing Partnership (“MPP”)

Compton intends to extend the term of its bank credit facility.  Therefore repayment of the credit facility is not expected to occur, although it is included in the schedule of contractual obligations.

Management’s Discussion and Analysis	- 12 -	Compton Petroleum – Q3 2009

IV.           Outlook

Compton will continue to take a prudent approach to financial management through its minimum 20% rate of return on investment requirement, reducing its internal cost structure, managing its capital structure, and re-evaluating its depletion strategy to optimize asset value.  In addition, the Corporation expects to:

•	take a limited but flexible approach to its 2009 capital expenditure program that will be adjusted according to economic circumstances;

•	benchmark and review operating and drilling costs, which are expected to result in cost savings that will be realized incrementally throughout 2010;

•	develop detailed plans for its 2010 depletion strategy and outline its strategy for the following four years;

•
continue its disciplined approach to natural gas price hedging activities to reduce cash flow volatility.  Approximately 43% of the Corporation’s production is hedged for the balance of 2009 and beyond at prices between AECO $4.50 per GJ and $7.18 per GJ; and

•	selectively entering into transactions that de-lever its balance sheet to improve the Corporation’s capital structure and reduce overall financial risk.

Through these activities, Compton expects to emerge as a stronger company, poised to capitalize on its assets and achieve growth in production and cash flow.

Due to the continued low natural gas prices, downward pressure is being experienced on the Corporation’s cash flow; as a result, cash flow is expected to be approximately $50.0 million in 2009.

Compton’s asset base provides solid growth potential through a large focused land position and significant impact from horizontal multi-stage fracture wells in the Niton and Hooker/High River properties.  With a continued focus on lowering well cost, Management believes that these horizontal wells may represent the best opportunity for return on investment.  Once the capital restructuring is complete, the strength of the team as it implements a multi-year strategic plan will position the Corporation to deliver long-term value to its shareholders.

V.           Changes in Internal Control Over Financial Reporting

There were no changes during the quarter ended September 30, 2009 that materially affected, or are reasonably likely to materially affect, Compton’s internal control over financial reporting.

Management’s Discussion and Analysis	- 13 -	Compton Petroleum – Q3 2009

VII.           Risks

CURRENT GLOBAL FINANCIAL CONDITION

Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities.  Access to public financing and bank credit has been negatively impacted by both the rapid decline in value of sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market.  These and other factors may affect Compton’s ability to obtain equity or debt financing in the future on favourable terms.  Additionally, these factors, as well as other related factors, may cause decreases in Compton’s asset values that may be other than temporary, which may result in impairment losses.  If such increased levels of volatility and market turmoil continue, or if more extensive disruptions of the global financial markets occur, Compton’s operations could be adversely impacted and the trading price of Compton’s Common Shares may be adversely affected.

ADDITIONAL FUNDING REQUIREMENTS

Compton’s ongoing activities may not generate sufficient cash flow from operations to fund future exploration, development, or acquisition programs.  The Corporation may require additional funding and there can be no assurance that debt or equity financing will be available or sufficient to meet these requirements or that it will be on acceptable terms.  Continued uncertainty in domestic and international credit markets compounds the risk of obtaining debt financing.  Failure to obtain such financing on a timely basis could cause Compton to forfeit interests in certain properties, miss certain acquisition opportunities, and reduce or terminate operations.  This may result in the Corporation not being able to replace its reserves or maintain production, which will have an adverse effect on its financial position.  Failure to obtain additional funding may also result in the Corporation failing to meet financial obligations as they come due or may result in the acceleration of the Corporation’s debt repayment.

LIQUIDITY RISK

Liquidity risk is the risk that the Corporation is not able to meet its financial obligations as they fall due.  Compton’s current bank debt, comprised of a $315.5 million credit facility and $30.0 million working capital facility, comes due in July 2010 unless renewed by that time.  The lenders under Compton’s credit facilities will reassess the borrowing base on December 31, 2009 and again on May 31, 2010, which may in the interim reduce the amount that can be borrowed under Corporation’s credit facilities.  At the date of this report Compton had $111.5 million ($290.0 million at December 31, 2008) outstanding under it credit facilities.  In addition, both the credit facilities and the note indenture governing the U.S.$450 million of 7.625% senior term notes due in 2013 limit the extent to which Compton can incur other debt and require the Corporation to meet the Ratio and ACNTA test.  At each quarter end, the Ratio, which restricts the amount of incremental debt the Corporation may incur, must exceed a 2.5 to 1 threshold and the value calculated under the ACNTA test must exceed borrowings under the credit facilities if the Ratio is less than 2.5 to 1, which is restricted to the amount of the ACNTA calculated value.

The Ratio at September 30, 2009, fell below the minimum requirement of 2.5 to 1, thereby restricting the amount of incremental borrowings the Corporation may incur; see liquidity and capital resources - senior term notes.

Any reduction in Compton’s ability to access credit under Compton’s credit facilities, or requirement to pay amounts outstanding under the senior term notes before its stated maturity date may result in the Corporation not being able to meet its financial obligations as they come due.

VOLATILITY OF PRICES, MARKETS, AND MARKETING PRODUCTION

Oil and gas prices have historically been extremely volatile.  Factors which contribute to oil and gas price fluctuations include global demand, domestic and foreign supplies of oil and gas, the price of foreign oil and gas imports, decisions of the Organization of Petroleum Exporting Countries relating to export quotas, domestic and foreign governmental regulations, political conditions in producing regions, global and domestic economic conditions, the price and availability of alternative fuels, including liquefied natural gas, and weather conditions.

Management’s Discussion and Analysis	- 14 -	Compton Petroleum – Q3 2009

Compton’s financial condition is substantially dependent on, and highly sensitive to, oil and gas commodity prices.  Any material decline in prices could result in a material reduction of Compton’s operating results, revenue, reserves, and overall value.  Lower commodity prices could change the economics of production from some wells.  As a result, Compton could elect not to drill, develop, or produce from certain wells.  In addition, the Corporation is impacted by the differential between prices paid by refiners for light quality oil and the grades of oil produced by it.

Current market conditions are particularly challenging with the global recession negatively impacting commodity prices as well as access to credit and capital markets.  These conditions impact Compton’s customers and suppliers and may alter Compton’s spending and operating plans.  There may be unexpected business impacts from this market uncertainty.

Under Canadian GAAP, oil and gas assets are reviewed quarterly to determine if the carrying value of the assets exceeds their expected future cash flows.  A sustained period of low commodity prices may reduce expected future cash flows and require a write down to the fair value of Compton’s oil and gas properties, thereby adversely affecting operating results.

Any future and sustained period of weakness in oil and gas prices would also have an adverse effect on Compton’s capacity to borrow funds.  The Corporation’s secured bank credit facilities are based upon the lenders’ estimate of the value of Compton’s proved reserves, which determines the borrowing amount.  A reduction in the quantity or value of reserves may also obligate the Corporation to make additional payments under Compton’s processing agreement with Mazeppa Processing Partnership.

Any decline in Compton’s ability to market production could have a material adverse effect on production levels or on the sale price received for production.  The Corporation’s ability to market the oil and natural gas from its wells depends on numerous factors beyond Compton’s control, including the availability and capacity of gas gathering systems, pipelines and processing facilities, and their proximity to the wells.  Compton will be impacted by Canadian federal and provincial, as well as U.S. federal and state, energy policies, taxes, regulation of oil and gas production, processing, and transportation, as well as Canadian federal regulation of oil and gas sold or transported outside of the province of Alberta.  A more detailed discussion of risk factors is presented in Compton’s most recent Annual Information Form and is available on www.sedar.com.

VIII.           Critical Accounting Estimates

The preparation of the Corporation’s financial statements requires Management to adopt accounting policies that involve the use of significant estimates and assumptions.  These estimates and assumptions are developed based on the best available information and are believed by Management to be reasonable under the existing circumstances.  New events or additional information may result in the revision of these estimates over time.  The critical estimates are discussed below.

FULL COST ACCOUNTING AND CEILING TEST

The Corporation follows the full cost method of accounting for petroleum and natural gas operations.  All costs related to the acquisition of, exploration for and development of petroleum and natural gas reserves are capitalized.  These capitalized costs are evaluated on an annual basis to determine that the costs are recoverable and do not exceed the fair value of the properties (the “ceiling test”).  These costs are also depleted on a unit-of-production basis.  The ceiling test and depletion expense require estimates of reserve volumes and discounted cash flows, which are calculated by independent reserve engineers using assumptions including, but not limited to, future commodity prices, government policy, royalty rates, capital spending and operating costs.

Management’s Discussion and Analysis	- 15 -	Compton Petroleum – Q3 2009

GOODWILL

The Corporation records goodwill relating to a corporate acquisition when the purchase price exceeds the fair value for accounting purposes of the net identifiable assets and liabilities acquired by the Corporation.  The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment.  The Corporation compares the fair value of the entity to its carrying value, including goodwill.  If the carrying value exceeds the fair value, a goodwill impairment loss is charged to income.  The fair value is largely determined using estimates of reserve volumes and discounted cash flows, which are calculated by independent reserve engineers using assumptions including, but not limited to, future commodity prices, government policy, royalty rates, capital spending and operating costs.

HEDGES

The Corporation uses derivative financial instruments to hedge its exposure to commodity price, foreign exchange and interest rate fluctuations.  The mark-to-market valuations of these hedge contracts are presented in the Corporation’s consolidated financial statements as at September 30, 2009.  These valuations are based on forward looking estimates including, but not limited to, volatility, interest rates and commodity prices.

ASSET RETIREMENT OBLIGATIONS

The Corporation records a liability for the fair value of legal obligations associated with the retirement of long-lived tangible assets in the period in which they are incurred, normally when the asset is purchased or developed.  On recognition of the liability, there is a corresponding increase in the carrying amount of the related assets, known as the asset retirement cost, which is depleted on a unit-of-production basis over the life of the reserves.  The liability for these future legal obligations is discounted using estimates of interest rates, inflation rates and the length of time to actual settlement.

A summary of the significant accounting policies used by Compton can be found in Note 1 of the consolidated financial statements as at and for the year ended December 31, 2008.

IX.           Forthcoming and Newly Adopted Accounting Policies

INTERNATIONAL FINANCIAL REPORTING STANDARDS

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAEs”) such as Compton.

The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011.  For PAEs with a December 31 year-end, the first unaudited interim financial statements under IFRS will be for the quarter ending March 31, 2011, with comparative financial information for the quarter ending March 31, 2010.  The first audited annual financial statements will be for the year ending December 31, 2011, with comparative financial information for the year ending December 31, 2010.  This also means that all opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the January 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the March 31, 2011 unaudited interim financial statements.

Compton intends to adopt these requirements as set out by the AcSB and other regulatory bodies.  While at this time the impact of adopting IFRS cannot be reasonably quantified, the Corporation has developed and commenced implementing its plan for the changeover to IFRS.  The IFRS changeover plan ensures that Compton addresses matters such as accounting policies, information technology systems, internal controls, disclosure controls and procedures, staffing requirements, and business activities impacted by accounting processes and measures.

Management’s Discussion and Analysis	- 16 -	Compton Petroleum – Q3 2009

The plan is comprised of three stages. The first stage is to obtain an understanding of the impact that the conversion to IFRS will have on the elements described above.  This commenced in 2008 and has continued throughout 2009.  The second stage will be to develop and test solutions to the issues identified in stage one.  It is anticipated that this will also largely take place in 2009.  The third and final stage will see the implementation of the solutions developed in stage two. While the third stage will commence in some cases in 2009, it will also occur in 2010.

The impact of converting to IFRS may be material. Significant impacts will be on accounting for property and equipment:  “full cost” accounting under current GAAP differs in significant ways from IFRS, with IFRS generally requiring analysis and computation at a greater level of detail than current GAAP.  Further differences are anticipated to be in disclosures, which are more onerous under IFRS than current GAAP.

Management continues to assess potential accounting policy differences under IFRS, and is currently developing a project plan to meet the transition for 2011.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2009, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, “Goodwill and Intangible Assets”.  The new standard replaces the previous goodwill and intangible asset standard and revises the requirement for recognition, measurement, presentation and disclosure of intangible assets.  The adoption of this standard has had no significant impact on the Corporation’s consolidated financial statements.

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations” which requires all assets and liabilities of an acquired business be recorded at fair value at acquisition.  Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date.  The standard also states that acquisition related costs are expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date.  The standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011.  The Corporation is currently assessing the impact of the new standard on its consolidated financial statements.

In January 2009, the CICA issued Handbook Section 1601, “Consolidations” and Section 1602, “Non-controlling Interests”.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in consolidated financial statements subsequent to a business combination.  These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  The Corporation is currently assessing the impact of these new standards on its consolidated financial statements.

Management’s Discussion and Analysis	- 17 -	Compton Petroleum – Q3 2009

X.           Quarterly Information

The following table sets forth certain quarterly financial information of the Corporation for the eight most recent quarters.

	2009		2008				2007
($millions, except where noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Total revenue(1)	$47	$54	$69	$105	$153	$187	$161	$128
Cash flow (1)	$7	$10	$22	$20	$87	$77	$68	$48
Per share - basic	$0.06	$0.08	$0.18	$0.17	$0.67	$0.59	$0.52	$0.37
- diluted	$0.06	$0.08	$0.18	$0.16	$0.66	$0.58	$0.51	$0.37
Net earnings (loss)	$13	$20	$(17)	$(96)	$60	$(9)	$2	$50
Per share - basic	$0.10	$0.16	$(0.14)	$(0.74)	$0.46	$(0.07)	$0.01	$0.39
- diluted	$0.10	$0.16	$(0.14)	$(0.74)	$0.46	$(0.07)	$0.01	$0.38
Operating earnings(1)	$(19)	$(16)	$(1)	$(19)	$46	$24	$16	$3

Production
Natural gas (mmcf/d)	99	108	117	125	130	150	170	167
Liquids (bbls/d)	3,208	3,428	3,655	4,113	4,323	5,643	5,009	4,818
Total (boe/d)	19,760	21,440	23,194	24,868	26,006	30,557	33,274	32,646

Average price
Natural gas ($/mcf)	$3.14	$3.80	$5.18	$6.99	$8.75	$9.42	$7.48	$6.00
Liquids ($/bbl)	55.42	49.93	38.35	60.60	124.05	110.37	94.97	77.60
Total ($/boe)	$24.78	$27.74	$33.01	$45.79	$64.08	$67.18	$53.07	$41.94

(1)	Prior periods have been revised to conform to current period presentation

Fluctuations in quarterly results are due to a number of factors, some of which are not within the Corporation’s control such as seasonality and exchange rates.  Continued depressed commodity prices and lower production volumes due to asset sales and natural declines contributed to decreased revenues starting in the third quarter of 2008.  Seasonality of winter operating conditions results in production increases that are typically higher in the third and fourth quarters.

Cash flow and operating earnings were negatively affected in the fourth quarter of 2008 by one-time non-recurring strategic review and restructuring costs.  Increases in the U.S. dollar against the Canadian dollar had the effect of decreasing net earnings during the fourth quarter of 2008 and the first quarter of 2009.

XI.           Advisories

Non-GAAP Financial Measures

Included in this document are references to terms used in the oil and gas industry such as, cash flow, operating earnings (loss), free cash flow, funds flow per share, adjusted EBITDA, field netback, cash flow netback, debt and capitalization.  Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies.  These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations.

Use of BOE Equivalents

The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent (“boe”) basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil.  The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants.  Compton uses the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip.  However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

Management’s Discussion and Analysis	- 18 -	Compton Petroleum – Q3 2009

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, “forward-looking statements”) under the meaning of applicable securities laws, including Canadian Securities Administrators’ National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995 and the United States Securities and Exchange Act of 1934, as amended.

Forward-looking information and statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them.  Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities.  Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct.  There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation’s business.  These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton.  Statements relating to “reserves” and “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this document solely for the purpose of generally disclosing Compton’s views of its prospective activities.  Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law.  Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement.  The Corporation’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Additional Information

Further information regarding Compton can be accessed under the Corporation’s public filings found at www.sedar.com and on the Corporation’s website at www.comptonpetroleum.com.

Management’s Discussion and Analysis	- 19 -	Compton Petroleum – Q3 2009